UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 2, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DigitalGlobe, Inc.

File No. 001-34299 - CF#31496
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DigitalGlobe, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on July 31, 2014.

Based on representations by DigitalGlobe, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through September 1, 2020
Exhibit 10.2	through September 1, 2020
Exhibit 10.3	through September 1, 2020
Exhibit 10.4	through September 1, 2020
Exhibit 10.5	through September 1, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary